**PRESS RELEASE FOR IMMEDIATE RELEASE**

**25 APRIL 2006**



# UNAUDITED SALES FIGURES FOR THE FINANCIAL YEAR ENDED 31 MARCH 2006

Richemont, the Swiss luxury goods group, announces unaudited sales for the year ended 31 March 2006 of € 4 308 million, an increase of 17 per cent at actual exchange rates compared to the prior year. At constant exchange rates, sales increased by 16 per cent.



**Sales by business area for the year**

| | March 2006 € m | March 2005 € m | Movement at Constant rates | Movement at Actual rates |
|---|---|---|---|---|
| Jewellery Maisons | **2 227** | 1 938 | + 13 % | + 15 % |
| Specialist watchmakers | **1 063** | 870 | + 21 % | + 22 % |
| Writing instrument manufacturers | **497** | 424 | + 15 % | + 17 % |
| Leather and accessories Maisons | **283** | 259 | + 8 % | + 9 % |
| Other businesses | **238** | 180 | + 31 % | + 32 % |
| **Total sales** | **4 308** | **3 671** | **+ 16 %** | **+ 17 %** |



The sales trends seen during the first six months of the year and in the pre-Christmas period continued into the fourth quarter of the financial year.

Particularly strong growth was seen in the Group's specialist watchmaking division, which reported growth of 22 per cent.

The Group overall benefited from good consumer demand stemming from the generally favourable economic environment seen in its principal markets. In addition, exchange rates of key currencies, notably the dollar and yen, were relatively stable against the euro for a large part of the year.

**Jewellery Maisons**
Of the Group's Jewellery Maisons, Cartier continued to perform strongly, showing particularly good growth in the Americas, Japan and in the rest of the Asia-Pacific region. Van Cleef & Arpels saw very good growth in sales, albeit from a smaller base, with a particularly strong performance in Europe.

PROCESSED
MAY 05 2006
THOMSON FINANCIAL

**Specialist watchmakers**
The Group's specialist watchmakers saw a high level of demand in all regions, all reporting double-digit growth. Vacheron Constantin, IWC and Panerai, in particular, performed very well, Vacheron Constantin having benefited from sales linked to its 250th anniversary celebrations in 2005.

**Writing instrument manufacturers**
Sales by the Group's principal writing instrument manufacturer, Montblanc, reflected very strong demand within the Maison's own boutique network.

**Leather and accessories Maisons**
Overall growth in sales for Alfred Dunhill reflected double-digit growth in the Asia-Pacific region, offset to some extent by a more challenging market for the company's products in Japan. Lancel saw a recovery in its European market, with a double-digit rate of increase in sales.

**Other businesses**
The sales increase reported by the Group's other businesses primarily reflects the exceptional performance of Chloé, where sales more than doubled during the year.

## Sales by geographic region for the year

| | **March 2006 € m** | March 2005 € m | Movement at Constant rates | Movement at Actual rates |
|---|---|---|---|---|
| Europe | **1 811** | 1 580 | + 14 % | + 15 % |
| Japan | **723** | 639 | + 15 % | + 13 % |
| Asia-Pacific | **899** | 755 | + 14 % | + 19 % |
| Americas | **875** | 697 | + 21 % | + 26 % |
| **Total sales** | **4 308** | **3 671** | **+ 16 %** | **+ 17 %** |

**Europe**
Sales in Europe represented 42 per cent of total Group sales. The overall increase of more than € 200 million reflects double-digit growth in all business areas. The specialist watchmakers, in particular, performed very well.

**Japan**
Representing 17 per cent of Group revenues, sales in the domestic Japanese market benefited from the improved economic situation.

**Asia-Pacific**
Sales in the region represented 21 per cent of total Group sales. The € 144 million increase in regional sales reflects strong demand, particularly for the Group's specialist watchmakers' products.

**Americas**
The Americas region, which accounted for 20 per cent of total sales for the year, showed the highest rate of growth, notwithstanding the good results seen in the prior year. All business areas reported double-digit growth, with excellent performances from IWC and Panerai.

**Sales by distribution channel**
At actual exchange rates, the Group's retail sales increased by 17 per cent overall to € 1 762 million, whilst wholesale sales increased by 18 per cent.

**Disposals**
In June 2005, Richemont sold its interest in Hackett, the menswear brand and, in March 2006, announced the sale of Old England, a Paris-based retailer. The sales figures for the year ended 31 March 2006 therefore include Hackett sales for the two-month period to 31 May 2005 and for Old England for the full twelve-month period. Prior year comparative figures include both brands for the full twelve-month period.

| **Foreign exchange rates** | **2006** | 2005 |
|---|---|---|
| **Average vs €:** | | |
| US $ | **1.22** | 1.26 |
| Yen | **137.70** | 135.18 |
| SFr | **1.55** | 1.54 |
| £ | **0.68** | 0.68 |

Richemont's results for the financial year ended 31 March 2006 will be released on Thursday, 8 June 2006. As the Company is now in a closed period until the release of the full year results in June, Richemont is not in a position to provide any further details in connection with the information contained in this announcement.

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE CH-1293 BELLEVUE - GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 3500 TELEFAX +41 (0)22 721 3550
WWW.RICHEMONT.COM

**Richemont press release dated 25 April 2006**

**Notes for editors**

Richemont owns a portfolio of leading international brands or 'Maisons', which are managed independently of one another, recognising their individuality and uniqueness. The businesses operate in five areas: **Jewellery Maisons,** being Cartier and Van Cleef & Arpels; **Specialist watchmakers,** which is made up of Jaeger-LeCoultre, Piaget, IWC, Baume & Mercier, Vacheron Constantin, Officine Panerai and A. Lange & Söhne; **Writing instrument manufacturers** - Montblanc and Montegrappa; **Leather and accessories Maisons,** being Alfred Dunhill and Lancel; and **Other businesses,** which includes, specifically, Chloé as well as other smaller Maisons and watch component manufacturing activities for third parties.

In addition to its luxury goods business, Richemont holds an 18.6 per cent interest in British American Tobacco.